

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

Randall Boe
Chief Executive Officer
Barrier Homes Inc
802 22nd Ave S.
Moorhead, MN 56560

   Re: Barrier Homes Inc
     Draft Offering Statement on Form 1-A
     Submitted July 13, 2020
     CIK 0001811743

Dear Mr. Boe:

  Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

- Please revise your financial statements to ensure they comply with the requirements of Part F/S on Form 1-A and that no information has been omitted. In this regard, we note that your financial statements appear to exclude the detailed line items, and footnote disclosure consistent with US GAAP.
- Please revise your filing throughout to provide a clear presentation of the information Required by Regulation A and Form 1-A.
- Please file an opinion of counsel as to the legality of the securities being offered. Refer to Item 17.12 of Part III of Form 1-A

  We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

  Please contact Jonathan Burr at 202-551-5833 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction